Exhibit 99.1

NEWS RELEASE	FOR IMMEDIATE RELEASE

Thomson Reuters Reports Third-Quarter 2009 Results

•	Businesses performing well in challenging markets
•	Total revenues down 2% before currency; Professional division up 2%, Markets division down 4%
•	Underlying operating profit up 3%; operating profit margin up 140 basis points
•	Full-year 2009 guidance reaffirmed

NEW YORK, NY, November 5, 2009 – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today reported results for the third quarter ended September 30, 2009.  While net sales began to improve in the third quarter, revenue flow-through from weaker year-to-date net sales in Legal and Markets overshadowed strong performances in Tax & Accounting and Healthcare & Science.  Underlying operating profit margin improvement was driven by the benefit of currency, continuing progress on the integration program and strong cost management.

	Three Months Ended September 30, (Millions of U.S. dollars, except EPS and Profit Margin)
IFRS Financial Measures	2009	2008		Change
Revenues	$3,216	$3,339		-4%
Operating profit	$378	$553		-32%
Diluted earnings per share (EPS)	$0.19	$0.49		-61%
Cash flow from operations	$513	$592		-13%

Non-IFRS Financial Measures1	2009	2008	Change Before Currency	Change
Revenues from ongoing businesses	$3,212	$3,331	-2%	-4%
Underlying operating profit	$711	$690		3%
Underlying operating profit margin	22.1%	20.7%		+140bps
Adjusted earnings per share (EPS)	$0.43	$0.47		-9%
Free cash flow	$260	$332		-22%

•	Revenues from ongoing businesses were $3.2 billion, a decrease of 2% before currency and 4% after currency. IFRS revenues were down 4% after currency against the prior year period.
•
Underlying operating profit was up 3% to $711 million, with the related margin up 140 basis points, driven by the benefit of currency, integration-related savings and a continued commitment to strong cost management.

•
Adjusted earnings per share were $0.43 compared with $0.47 in the third quarter of 2008. The decline was due to higher integration-related spending, which is included in adjusted earnings but not underlying operating profit.

_______________________________
1 These non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measure in the tables appended to this news release. Additional information is provided in the explanatory note at the end of this news release.

Thomson Reuters Reports Third-Quarter 2009 Results

•
Free cash flow remained strong in the third quarter, with net cash flow provided by operations of $513 million and reported free cash flow of $260 million, down versus the prior period reflecting planned integration and interest costs.

•
During the quarter, the company further strengthened its capital structure with the redemption of $600 million of outstanding debt, financed through cash-on-hand and the issuance of $500 million of 4.70% notes, due 2019.  Year-to-date, the company has refinanced $1.1 billion of long-term debt, reflecting its continued ability to access and take advantage of favorable capital markets.

“Despite difficult market conditions, our businesses delivered solid results in the third quarter.  Our Tax & Accounting and Healthcare & Science businesses continued to perform very strongly, and sales of subscription products in our Markets and Legal units improved in Q3 over what we expect were their bottom in Q2.  While the weak year-to-date net sales experienced in recent quarters are now flowing through into revenues, we expect this dip to be shallow and limited to the next few quarters,” said Thomas H. Glocer, chief executive officer of Thomson Reuters.

“Our ongoing focus on the Reuters integration and close cost management across the company has enabled us to continue to grow underlying operating profit.  While we would welcome a quick return to revenue growth, we understand how to operate in challenging markets and we are confident that we are outperforming the competition,” said Mr. Glocer.

Third-Quarter Business Segment Highlights

Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency translation as Thomson Reuters believes this provides the best basis to measure the performance of its business. All revenue growth and operating profit comparisons are based upon results from ongoing businesses and exclude the results of disposals.

Professional Division

Three Months Ended September 30,
(Millions of U.S. dollars, unless otherwise indicated)
Revenues	2009	2008	Change	Change Before Currency
Legal	$917	$940	-2%	-1%
Tax & Accounting	$225	$210	7%	8%
Healthcare & Science	$213	$200	7%	8%
Professional Division Total	$1,355	$1,350	0.4%	2%

Operating Profit	2009	2008	Change	2009 Margin	2008 Margin
Legal	$305	$322	-5%	33.3%	34.3%
Tax & Accounting	$36	$40	-10%	16.0%	19.0%
Healthcare & Science	$50	$38	32%	23.5%	19.0%
Professional Division Total	$391	$400	-2%	28.9%	29.6%

•	Revenues were up 2% before currency, with strong growth in Tax & Accounting, Healthcare & Science and Legal’s recurring subscription businesses.

Thomson Reuters Reports Third-Quarter 2009 Results

•	Operating profit decreased 2% and the corresponding margin decreased 70 basis points due to slowing revenue growth, business mix and the dilutive effect of acquisitions.

Legal

•
Revenues were down 1%. Solid growth in subscription businesses led by Westlaw, FindLaw and international units was offset by continued weakness in non-subscription services including Print, Ancillary, Enterprise software, Consulting Services and Trademarks. As in the second quarter, small law firms and government units were the fastest growing customer segments.

•	Operating profit declined 5%, with the related margin decreasing 100 basis points, due primarily to the mix of revenues, partially offset by cost controls and the benefits of efficiency initiatives.

Tax & Accounting

•
Revenue growth of 8% was driven by robust performances in both the Corporate and Professional Software and Services businesses.  Research & Guidance revenues declined slightly as double-digit print declines more than offset Checkpoint growth.

•
Operating profit declined 10% and the related margin decreased 300 basis points. Flow-through on revenue was offset by acquisitions, changes in the business mix and technology-related product investments.  Tax & Accounting is a seasonal business and close to half of its full year operating profit is typically generated in the fourth quarter.

Healthcare & Science

•
Revenues increased 8%, driven by a 19% increase in the Payer business as a result of significant demand for timely healthcare spending analytics from both the Government and Employer segments. Scientific and Scholarly Research, driven by Web of Knowledge / Web of Science, and the Life Sciences business both contributed to growth.

•
Operating profit increased 32% with the corresponding margin increasing 450 basis points, driven by significant revenue flow-through, synergies realized from combining legacy business units and the timing of certain expenses.

Markets Division

	Three Months Ended September 30,
	(Millions of U.S. dollars, unless otherwise indicated)
Revenues	2009	2008	Change	Change Before Currency
Sales & Trading	$881	$970	-9%	-6%
Investment & Advisory	$570	$600	-5%	-5%
Enterprise	$318	$307	4%	8%
Media	$90	$105	-14%	-10%
Markets Division Total	$1,859	$1,982	-6%	-4%

Operating Profit	2009	2008	Change	2009 Margin	2008 Margin
Markets Division Total	$369	$336	10%	19.8%	17.0%

Thomson Reuters Reports Third-Quarter 2009 Results

•	Revenues declined 4% due to flow-through from weaker year-to-date net sales and strong prior period revenue growth of 5%.
•	Subscription revenues declined 0.7%, but remain up 2% year-to-date.
•	Revenues were impacted by softness in transaction, recoveries and outright revenues.
•	Revenues in Asia were unchanged against the prior year period while revenues in Europe, Middle East and Africa (EMEA) and the Americas were down 3% and 6%, respectively.
•	Operating profit increased 10% with the related margin expanding 280 basis points. The margin improvement was driven by integration savings, effective cost management and the benefit of currency.

Sales & Trading

•
Revenues decreased 6% despite good performances from Commodities & Energy and Tradeweb. The decrease was due to lower third party recoveries revenues, declines in transaction revenues (primarily spot foreign exchange) against very strong prior year period results and desktop cancellations driven by headcount reductions.

Investment & Advisory

•
Revenues declined 5% reflecting continued pressure on customer budgets across Investment Management, Corporates and Wealth Management.  The Investment Banking business recovered well in the quarter, with revenues broadly flat against the comparable 2008 quarter and the sector showing lower cancellations and increased usage revenues.

Enterprise

•
Revenues increased 8% driven by the continued demand from customers for risk management and data solutions.  The fastest growing business in Enterprise, Enterprise Information, grew 15%, driven by strong customer demand for pricing and reference data and low latency feeds to power trading systems.

Media

•
Revenues declined 10%, attributable to continued challenges in Professional Publishing and the advertising-driven Consumer business. The Agency business’ revenues declined 6%, a result of consolidation in traditional media outlets and softness in transactions.

Corporate & Other

Corporate & Other expenses increased $163 million to $244 million. The increase was comprised of a $108 million increase in non-cash fair-value currency-related adjustments and a planned $52 million increase in one-time integration costs. Core Corporate Costs were essentially flat.

Thomson Reuters Reports Third-Quarter 2009 Results

Financial Highlights – Nine-Months 2009

	Nine Months Ended September 30,
	(Millions of U.S. dollars, except EPS and Profit Margin)

IFRS Financial Measures	2009	2008		Change
Revenues	$9,640	$8,312		16%
Operating profit	$1,229	$1,035		19%
Diluted earnings per share (EPS)	$0.80	$0.98		-18%
Cash flow from operations	$1,770	$1,756		1%

Non-IFRS Financial Measures	2009	20082	Change Before Currency	Change
Revenues from ongoing businesses	$9,621	$9,977	1%	-4%
Underlying operating profit	$2,094	$1,992		5%
Underlying operating profit margin	21.8%	20.0%		+180bps
Adjusted earnings per share (EPS)	$1.41	$1.31		8%
Free cash flow	$1,049	$1,123		-7%

•	Revenues from ongoing businesses increased 1% before currency to $9.6 billion.
•	IFRS revenues increased 16% after currency and include Reuters results subsequent to its acquisition on April 17, 2008.
•	Underlying operating profit increased 5% to $2.1 billion and the related margin increased 180 basis points.
•	Adjusted earnings per share increased 8% to $1.41.
•
Net cash provided by operations was $1.8 billion, unchanged from a year ago.  Free cash flow of $1.0 billion was down 7% from a year ago, as higher cash profits and lower tax payments were offset by higher interest payments and increased capital expenditures on platform and product development initiatives.

Integration Programs

Thomson Reuters has achieved combined run-rate savings of $975 million as at September 30, 2009.  Given the progress the company continues to make on its integration programs, Thomson Reuters continues to expect to achieve at least $1.0 billion of run-rate savings by year-end 2009. Savings were principally achieved through elimination of redundant positions and the retirement of legacy products.

Recent Developments

Thomson Reuters completed the unification of its dual listed company (DLC) structure on September 10, 2009, receiving strong support from shareholders as well as UK court approval.  Specifically, each Thomson Reuters PLC ordinary share was exchanged for one Thomson Reuters Corporation common share, and each Thomson Reuters PLC American Depositary Share (ADS) was exchanged for six Thomson Reuters Corporation common shares. As a result, the company’s common shares now have a primary listing on the Toronto Stock Exchange, and are also listed on the New York Stock Exchange (both, symbol: TRI). The last trading day for Thomson Reuters PLC ordinary shares on the London Stock Exchange and ADSs on Nasdaq was September 9, 2009.

_______________________________
2 This 2008 financial information, other than free cash flow, has been prepared on a pro forma basis and assumes that Thomson’s acquisition of Reuters closed on January 1, 2007.  Thomson Reuters believes that pro forma financial information provides more meaningful period-to-period comparisons of its performance because Reuters results prior to the April 17, 2008 closing are not included in IFRS results.  2009 results include the impact of the acquisition for the entire period.  For more information, see the explanatory note at the end of this news release.

Thomson Reuters Reports Third-Quarter 2009 Results

In the third quarter, Thomson Reuters exercised its right to redeem approximately $600 million of outstanding debt securities and financed these redemptions through cash-on-hand and the issuance of $500 million of 4.70% notes due 2019. The redemptions were completed on October 22, 2009.

Business Outlook (Before Currency)

Thomson Reuters reaffirms its previous outlook that revenues are expected to grow in 2009 and underlying operating profit margin and free cash flow will be comparable with 2008.  The revenue impact of weaker 2009 subscription net sales in Markets and Legal is expected to continue to be a drag on revenues through the first half of 2010; however, good growth in other units, continued focus on effective cost management and the benefits of the integration program are expected to reduce the impact on operating profit and maintain strong free cash flow.

Dividend

Thomson Reuters will pay a quarterly dividend of $0.28 per share on December 15, 2009 to shareholders of record as of November 20, 2009.

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

CONTACTS

MEDIA

Gus Carlson
Executive Vice President & Chief Marketing Officer
+1 646 223 8313
gus.carlson@thomsonreuters.com

Victoria Brough
Head of External Affairs, EMEA
+1 646 223 5285 / +44 (0)207 542 8763
victoria.brough@thomsonreuters.com
INVESTORS Frank Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com

Thomson Reuters Reports Third-Quarter 2009 Results

Thomson Reuters will webcast a discussion of its third-quarter results today beginning at 8:30 a.m. U.S. Eastern Standard Time (EST). You can access the webcast by visiting www.thomsonreuters.com and clicking on "Investor Relations" at the top of the page and then "Thomson Reuters Reports Third-Quarter 2009 Results" on the right side of the page. An archive of the webcast will be available in the "Investor Relations" section of the Thomson Reuters website.

Thomson Reuters currently prepares its financial statements under International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Previously, Thomson Reuters prepared its financial statements in accordance with Canadian GAAP.

NON-IFRS FINANCIAL MEASURES

This news release includes certain non-IFRS financial measures, including pro forma financial information as described herein. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures (other than pro forma financial information) are defined and reconciled to the most directly comparable IFRS measures in the tables below.

PRO FORMA FINANCIAL INFORMATION

Pro forma financial information included in this news release is for information purposes only and is unaudited. Pro forma financial information was prepared in U.S. dollars in a manner consistent with accounting policies that applied to Thomson prior to the closing of the acquisition and which currently apply to Thomson Reuters as though Reuters was acquired on January 1, 2007. Pro forma financial information should not be considered indicative of actual balance sheet data or operating results that would have been achieved had Thomson acquired Reuters on January 1, 2007, or of results which may occur in the future. Pro forma financial information should be read in conjunction with historical financial results for Thomson and Reuters. Pro forma financial information reflects the impacts of purchase accounting but excludes deal-related expenses and an initial one-time purchase accounting adjustment related to deferred revenue.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This news release, in particular the sections under the headings “Integration Programs” and “Business Outlook (Before Currency)” includes forward-looking statements that are based on certain assumptions and reflect Thomson Reuters current expectations. Forward-looking statements are those that are not historical facts and also include Thomson Reuters expectations about its future prospects. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations include risks related to Thomson Reuters ability to achieve the anticipated benefits from the Reuters transaction and other integration program initiatives (including within the time periods currently expected), develop additional products and services to meet customers’ needs, attract new customers, general economic conditions and actions of competitors. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, securities regulatory authorities. Thomson Reuters disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

The material assumptions underlying the company’s outlook are that the outlook is based on the current environment in the markets that the company serves and it excludes the impact of changes in foreign currency exchange rates.

Thomson Reuters Reports Third-Quarter 2009 Results

IFRS and Pro Forma Results

Thomson Reuters Corporation
Division and Business Segment Information
(millions of U.S. dollars)
(unaudited)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2009	2008(1)	Change	Organic	2009	Pro Forma 2008(1) (2)	Change	Organic
Revenues
Legal	$917	$940	-2%	-2%	$2,683	$2,727	-2%	0%
Tax & Accounting	225	210	7%	4%	695	646	8%	4%
Healthcare & Science	213	200	7%	8%	627	594	6%	8%
Professional Division	1,355	1,350	0%	1%	4,005	3,967	1%	2%
Sales & Trading	881	970	-9%	-6%	2,674	2,959	-10%	-3%
Investment & Advisory	570	600	-5%	-5%	1,731	1,789	-3%	-1%
Enterprise	318	307	4%	8%	946	945	0%	8%
Media	90	105	-14%	-10%	270	325	-17%	-8%
Markets Division	1,859	1,982	-6%	-4%	5,621	6,018	-7%	-1%
Eliminations	(2)	(1)			(5)	(8)
Revenues from ongoing businesses(3)	3,212	3,331	-4%	-2%	9,621	9,977	-4%	0%
Before currency			-2%				1%
Disposals(3)	4	8			19	69
Revenues	$3,216	$3,339	-4%		$9,640	$10,046	-4%

Operating Profit
Legal	$305	$322	-5%		$887	$895	-1%
Tax & Accounting	36	40	-10%		113	118	-4%
Healthcare & Science	50	38	32%		134	109	23%
Professional Division	391	400	-2%		1,134	1,122	1%
Markets Division	369	336	10%		1,130	1,041	9%
Corporate & Other	(244)	(81)			(648)	(404)
Amortization of other intangible assets	(124)	(126)			(367)	(386)
Operating profit from ongoing businesses(3)	392	529	-26%		1,249	1,373	-9%
Disposals(3)	(7)	(5)			(13)	(4)
Impairment of assets held for sale	-	-			-	(89)
Other operating (losses) gains, net	(7)	29			(7)	29
Operating profit	$378	$553	-32%		$1,229	$1,309	-6%

Thomson Reuters Corporation
Reconciliation of Operating Profit to Underlying Operating Profit (4)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2009	2008	Change	2009	Pro Forma 2008(2)	Change

Operating profit	$378	$553	-32%	$1,229	$1,309	-6%
Adjustments:
Amortization of other intangible assets	124	126		367	386
Integration program costs	148	96		343	310
Fair value adjustments	47	(61)		135	(77)
Disposals	7	5		13	4
Other operating losses (gains), net	7	(29)		7	(29)
Impairment of assets held for sale	-	-		-	89
Underlying operating profit	$711	$690	3%	$2,094	$1,992	5%
Underlying operating profit margin	22.1%	20.7%		21.8%	20.0%

Thomson Reuters Reports Third-Quarter 2009 Results

IFRS and Pro Forma Results

Thomson Reuters Corporation
Reconciliation of Earnings Attributable to Common Shareholders
to Adjusted Earnings from Continuing Operations (5)
(millions of U.S. dollars, except as otherwise indicated and except for per share data)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008(6)	2009	2008(6)
Earnings attributable to common shareholders (7)	$162		$667
Adjustments:
Disposals	7		13
Fair value adjustments	47		135
Other operating losses, net	7		7
Other finance costs	7		64
Other non-operating charge	326		326
Share of post tax earnings in equity method investees	(1)		(2)
Tax on above items	4		(32)
Interim period effective tax rate normalization (8)	44		9
Amortization of other intangible assets	124		367
Discrete tax items	(356)		(356)
Discontinued operations	(11)		(17)
Dividends declared on preference shares	(1)		(2)
Adjusted earnings from continuing operations	$359	$392	$1,179	$1,095
Adjusted earnings per share from continuing operations	$0.43	$0.47	$1.41	$1.31

Weighted average shares (in millions) (7)	837.5	829.4	836.1	834.4

Thomson Reuters Reports Third-Quarter 2009 Results

IFRS and Pro Forma Results

Thomson Reuters Corporation
Division and Business Segment Depreciation and Amortization of Computer Software
(millions of U.S. dollars)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
Depreciation and amortization of computer software	2009	2008(1)	2009	Pro Forma 2008(1)(2)
Legal	(66)	(62)	(194)	(187)
Tax & Accounting	(19)	(15)	(57)	(42)
Healthcare & Science	(18)	(16)	(55)	(44)
Professional Division	(103)	(93)	(306)	(273)
Markets Division	(152)	(160)	(449)	(474)
Corporate & Other	(8)	(9)	(18)	(13)
Depreciation - Ongoing Businesses	(263)	(262)	(773)	(760)
Disposals	-	-	(1)	(3)
Total Depreciation and amortization of computer software	(263)	(262)	(774)	(763)

(1)	2008 segment results have been restated to be comparable to the presentation for 2009.
(2)
The results for the nine months ended September 30, 2008 are shown on a pro forma basis which assumes that Thomson acquired Reuters on January 1, 2007.  These amounts reflect the impacts of purchase accounting, but exclude deal-related expenses and an initial one-time purchase accounting adjustment related to deferred revenue.

(3)
Revenues and operating profit from ongoing businesses exclude the results of disposals. Disposals include the results of businesses sold or held for sale that do not qualify as discontinued operations.

(4)
Underlying operating profit excludes amortization of other intangible assets, impairment charges, fair value adjustments, integration program costs, other operating gains and losses and the results of disposals.  Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.

(5)
Adjusted earnings from continuing operations and adjusted earnings per share from continuing operations include dividends declared on preference shares and integration program costs, but exclude the pre-tax impacts of amortization of other intangible assets as well as the post-tax impacts of fair value adjustments, other operating gains and losses, impairment charges, the results of disposals (see note (3) above), other finance (income) costs, Thomson Reuters share of post-tax earnings in equity method investees, discontinued operations and other items affecting comparability.  Adjusted earnings per share from continuing operations is calculated using diluted weighted average shares and does not represent actual earnings per share attributable to shareholders.

(6)
In 2008, Thomson Reuters calculated its adjusted earnings by deducting from underlying operating profit certain normally recurring items appearing below operating profit on the income statement.  Additionally, Thomson Reuters deducted costs associated with its integration program as well as earnings attributable to non-controlling interests and dividends declared on preference shares.  The table below presents a reconciliation of underlying operating profit to adjusted earnings from continuing operations for the three and nine months ended September 30, 2008.

(millions of U.S. dollars, except as otherwise indicated and except per share data)	Three Months Ended September 30, 2008(a)	Pro Forma Nine Months Ended September 30, 2008(a)
Underlying operating profit	690	1,992
Adjustments:
Integration program costs	(96)	(310)
Net interest expense (b)	(109)	(334)
Income taxes (calculated using an estimated effective tax rate of 25%)	(90)	(241)
Earnings attributable to non-controlling interests	(2)	(8)
Dividends declared on preference shares	(1)	(4)
Adjusted earnings from continuing operations	392	1,095
Adjusted earnings per share from continuing operations	$0.47	$1.31

Weighted average shares outstanding (in millions)(7)	829.4	834.4

(a)	This calculation has been restated to be comparable to the 2009 presentation of disposals.
(b)
Pro forma interest expense for the three-month period reflected actual interest expense, which approximates a proportional amount of the full year pro forma run rate. For the nine-month period, pro forma interest expense was derived as the sum of the actual three-month interest expense plus the proportion of the pro forma full year run rate used for the six months ended June 30, 2008.

Weighted average common shares outstanding reflected the actual reported diluted weighted average common shares outstanding adjusted as if the approximately 194 million Thomson Reuters PLC shares issued to Reuters shareholders on April 17, 2008 were outstanding from the beginning of the period presented, as well as the effect of the approximately 34 million Reuters Group PLC share options assumed as part of the acquisition.

(7)
On September 10, 2009, all then-outstanding Thomson Reuters PLC ordinary shares were exchanged for an equivalent number of Thomson Reuters Corporation common shares in connection with unification of the dual listed company (DLC) structure.

(8)
Adjustment to reflect income taxes based on estimated full-year effective tax rate.  Reported earnings for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

Thomson Reuters Reports Third-Quarter 2009 Results

Consolidated IFRS Results

Thomson Reuters Corporation
Consolidated Income Statement
(millions of U.S. dollars, except per share data)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008

Revenues	$3,216	$3,339	$9,640	$8,312
Operating expenses	(2,444)	(2,427)	(7,263)	(6,278)
Depreciation	(128)	(122)	(370)	(289)
Amortization of computer software	(135)	(140)	(404)	(344)
Amortization of other intangible assets	(124)	(126)	(367)	(306)
Impairment of assets held for sale	-	-	-	(89)
Other operating (losses) gains, net	(7)	29	(7)	29
Operating profit	378	553	1,229	1,035
Finance costs, net:
Net interest expense	(122)	(109)	(322)	(121)
Other finance (costs) income	(7)	90	(64)	18
Other non-operating charge	(326)	-	(326)	-
(Loss) income before tax and equity method investees	(77)	534	517	932
Share of post tax earnings in equity method investees	1	1	2	2
Tax benefit (expense)	232	(118)	149	(164)
Earnings from continuing operations	156	417	668	770
Earnings (loss) from discontinued operations, net of tax	11	(11)	17	(15)
Net earnings	$167	$406	$685	$755

Earnings attributable to:
Common shareholders(1)	162	404	667	747
Non-controlling interests	5	2	18	8

Basic earnings per share	$0.19	$0.49	$0.80	$0.99
Diluted earnings per share	$0.19	$0.49	$0.80	$0.98

Basic weighted average common shares(1)	829,718,327	823,780,979	829,037,410	752,404,146
Diluted weighted average common shares(1)	837,477,121	829,427,276	836,098,202	756,671,587

(1)
On September 10, 2009, all then-outstanding Thomson Reuters PLC ordinary shares were exchanged for an equivalent number of Thomson Reuters Corporation common shares in connection with unification of the dual listed company structure.

Thomson Reuters Reports Third-Quarter 2009 Results

Thomson Reuters Corporation
Consolidated Statement of Financial Position
(millions of U.S. dollars)
(unaudited)

	September 30, 2009	December 31, 2008
Assets
Cash and cash equivalents	$1,860	$841
Trade and other receivables	1,729	1,818
Other financial assets	222	261
Prepaid expenses and other current assets	636	766
Current assets	4,447	3,686

Computer hardware and other property, net	1,483	1,556
Computer software, net	1,413	1,299
Other identifiable intangible assets, net	8,714	8,702
Goodwill	18,468	18,324
Other financial assets	354	286
Other non-current assets	646	627
Deferred tax	90	109
Total assets	$35,615	$34,589

Liabilities and equity
Liabilities
Current indebtedness	$1,049	$688
Payables, accruals and provisions	2,503	2,704
Deferred revenue	1,021	1,193
Other financial liabilities	34	60
Current liabilities	4,607	4,645

Long-term indebtedness	7,535	6,783
Provisions and other non-current liabilities	1,947	1,798
Other financial liabilities	97	222
Deferred tax	2,246	2,653
Total liabilities	16,432	16,101

Equity
Capital	10,140	10,034
Retained earnings	10,557	10,650
Accumulated other comprehensive loss	(1,583)	(2,268)
Total shareholders’ equity	19,114	18,416
Non-controlling interests	69	72
Total equity	19,183	18,488
Total liabilities and equity	$35,615	$34,589

Thomson Reuters Reports Third-Quarter 2009 Results

Thomson Reuters Corporation
Consolidated Statement of Cash Flow
(millions of U.S. dollars)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Cash provided by (used in):
Operating activities
Net earnings	$167	$406	$685	$755
Add back (deduct) items not involving cash:
Depreciation	128	122	370	289
Amortization of computer software	135	140	404	344
Amortization of other intangible assets	124	126	367	306
Net losses (gains) on disposals of businesses and investments	12	(29)	12	(29)
Impairment of assets held for sale	-	-	-	89
Loss from redemption of debt securities	35	-	35	-
Deferred tax	(380)	54	(446)	(86)
Fair value adjustments	47	(61)	135	(79)
Other non-operating charge	326	-	326	-
Other	35	(46)	206	85
Changes in working capital and other items	(123)	(118)	(331)	104
Operating cash flows from continuing operations	506	594	1,763	1,778
Operating cash flows from discontinued operations	7	(2)	7	(22)
Net cash provided by operating activities	513	592	1,770	1,756

Investing activities
Acquisitions, less cash acquired	(53)	(28)	(98)	(8,298)
Proceeds from other disposals, net of tax paid	12	117	15	271
Capital expenditures, less proceeds from disposals	(254)	(259)	(720)	(615)
Other investing activities	2	-	1	(7)
Investing cash flows from continuing operations	(293)	(170)	(802)	(8,649)
Investing cash flows from discontinued operations	-	(12)	22	(72)
Net cash used in investing activities	(293)	(182)	(780)	(8,721)

Financing activities
Proceeds from debt	498	-	1,107	7,600
Repayments of debt	(206)	-	(398)	(5,079)
Net borrowings (repayments) under short-term loan facilities	1	7	(7)	(1,065)
Share repurchases	-	(53)	-	(511)
Dividends paid on preference shares	(1)	(1)	(2)	(4)
Dividends paid on common shares (1)	(228)	(146)	(682)	(416)
Dividend payable assumed from Reuters Group PLC	-	-	-	(246)
Other financing activities	(1)	11	(6)	205
Net cash provided by (used in) financing activities	63	(182)	12	484

Translation adjustments	5	(34)	17	(33)
Increase (decrease) in cash and cash equivalents	288	194	1,019	(6,514)
Cash and cash equivalents at beginning of period	1,572	789	841	7,497
Cash and cash equivalents at end of period	$1,860	$983	$1,860	$983

(1)
On September 10, 2009, all then-outstanding Thomson Reuters PLC ordinary shares were exchanged for an equivalent number of Thomson Reuters Corporation common shares in connection with unification of the dual listed company structure.

Thomson Reuters Reports Third-Quarter 2009 Results

Thomson Reuters Corporation
Reconciliation of Net Cash Provided by Operating Activities
to Free Cash Flow(1)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Net cash provided by operating activities	$513	$592	$1,770	$1,756
Capital expenditures, less proceeds from disposals	(254)	(259)	(720)	(615)
Other investing activities	2	-	1	(7)
Investing activities of discontinued operations	-	-	-	(7)
Dividends paid on preference shares	(1)	(1)	(2)	(4)
Free cash flow (1)	$260	$332	$1,049	$1,123

(1)
Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities, investing activities of discontinued operations and dividends paid on preference shares. Thomson Reuters uses free cash flow as a performance measure because it represents cash available to repay debt, pay dividends and fund share repurchases and new acquisitions.